ROBERT L. B. DIENER

Attorney at Law

41 Ulua Place

Haiku, HI 96708

(808) 573-6163 Fax: (310) 362-8887

rob@rdienerlaw.com

November 3, 2020

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Driven Deliveries, Inc.

Request for Withdrawal Pursuant to Rule 477 of Amendment No. 1 to Form S-1 filed under form type S-1/A

(File No. 333-241683 (erroneously filed as File No. 333-209-836))

Ladies and Gentlemen:

On behalf of Driven Deliveries, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of the withdrawal of Amendment No. 1 to Form S-1 (File No. 333-241683 (erroneously filed as File No. 333-209-836)). The Company will re-file the Amendment reflecting the correct File number.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (808) 292-2063.

Sincerely,

ROBERT DIENER

cc:	Driven Deliveries, Inc.

Admitted to practice in the State of California

Not admitted to practice in the State of Hawaii